UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                   Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated April 4, 2024	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 4, 2024

In accordance with the provisions of article 227 of Law 6/2023 of 17 March on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby announces the following.

OTHER RELEVANT INFORMATION

Based on the misinterpretation generated after the publication of Grifols' response to the CNMV requirements, we would like to clarify that all of Grifols' liabilities have already been included and disclosed in the audited financial statements published on March 8th, 2024, and confirmed by the regulator. The EUR1.1bn is not a financial debt as it is related to the future rentals of the properties of more than 390 plasma donation centers worldwide and, therefore, does not represent any new debt.

In Barcelona, 4 April 2024

Nuria Martín Barnés
Secretary of the Board of Directors

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